UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

RAPID LINK, INCORPORATED
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER 000-22636

DELAWARE	75-2461665
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

5408 N. 99th Street; Omaha, Nebraska 68134
(Address of principal executive offices)

(402) 392-7561
(Registrant's telephone number, including area code)

RAPID LINK, INCORPORATED

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF RAPID LINK, INCORPORATED

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.001 per share (the “Common Stock”) of Rapid Link, Incorporated (“Rapid Link” or the “Company”) as of February 3, 2010 (the “Record Date”) with respect to an anticipated change of the majority of directors of the Company in connection with a change of control of the Company.

As of January 21, 2010, the Company entered into an Amendment to the Share Exchange Agreement  (the “Amendment”) with  Blackbird Corporation (“Blackbird”), certain Company shareholders, certain principal shareholders of Blackbird (the “Blackbird Shareholders”), and a wholly-owned subsidiary of Blackbird, Mr. Prepaid, Inc. (“Mr. Prepaid”). The Amendment amended the Share Exchange Agreement by and among Blackbird and the Company and their respective principal shareholders dated as of October 13, 2009 (“Share Exchange Agreement”).

Under the Share Exchange Agreement, it was contemplated that the Company would acquire all or substantially all of the outstanding shares of capital stock of Blackbird (the “Transaction”) which would result in Blackbird becoming an operating subsidiary of the Company.  In consideration for the Blackbird shares, the Company was required to issue an aggregate of 520,000,000 shares of its common stock to the shareholders of Blackbird, which would constitute approximately 80% of the Company’s then-issued and outstanding shares of common stock.

Under the Amendment, the transaction contemplated by the Share Exchange Agreement was modified to provide for an initial closing at which Rapid Link shall acquire all of the issued and outstanding shares of capital stock of Mr. Prepaid in exchange for 10,000,000 shares of the Company’s newly-formed preferred stock, and Mr. Prepaid will become a wholly-owned subsidiary of the Company (the “Share Exchange”).  The Company’s preferred stock shall have certain rights and preferences including that the shares of preferred stock will be initially convertible into 520,000,000 shares of Company common stock.  On an as-converted basis, these 520,000,000 shares of common stock would constitute approximately 80% of the Company’s then-issued and outstanding shares of common stock.  Prior to the initial closing, the outstanding capital stock of Telenational Communications, Inc. (“Telenational”) and One Ring Networks, Inc. (“One Ring”) will be transferred from Rapid Link to a third party (“New Rapid Link”), without recourse or liability to Rapid Link.

In addition, on the terms and subject to the conditions set forth in the Amendment, at a subsequent closing, subject to the satisfaction of certain additional conditions including obtaining consents to transfer certain telecommunications licenses from the Federal Communication Commission and state regulatory authorities, Blackbird will also deliver to Rapid Link all of the issued and outstanding shares of capital stock of Yak America, Inc. and the capital stock of any other Blackbird subsidiary.  At such subsequent closing, certain assets necessary to conduct the core business of Telenational will be transferred to a wholly-owned subsidiary of Rapid Link in exchange for the assumption by such transferee of $1.85 million of indebtedness owed to certain creditors.  Such indebtedness will be secured by the Telenational assets.

The closing of the Share Exchange is anticipated to occur promptly after ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders.

The Share Exchange will result in a change of control of the Company.  The parties of the Share Exchange Agreement intend, effective on the Closing Date that John Jenkins will resign as the Company’s Chief Executive Officer and Chief Financial Officer.  Mr. Prachar will also resign as Chief Operating Officer.  The following persons will be appointed in their place:

Name:	Offices:
Charles Zwebner	Chief Executive Officer and President
David Stier	Chief Financial Officer
Valerie Ferraro	Vice President

Under the Share Exchange Agreement, Mr. Jenkins has agreed to resign from the Board.  The other current directors, David Hess and Lawrence Vierra, will also resign from the Board.  The following persons have agreed to be appointed as directors (the “Proposed Directors”):

Name of Proposed Directors:
Charles Zwebner
David Stier
Valerie Ferraro

Because the appointments of the Proposed Directors and the corresponding resignation of Messrs. Jenkins, Hess and Vierra as directors will result in a change in the majority of the Company’s directors, they will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders of record as of the Record Date in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.           Voting Securities of the Company

As of February 3, 2010, there were 80,000,000 shares of the Company’s Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.           Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our Common Stock as of February 3, 2010, for each of the following persons: (i) each of the directors and executive officers; (ii) all of the directors and executive officers as a group; and (iii) each person who is known by us to own beneficially five percent or more of our Common Stock.

Beneficial Owner	Number of Shares	Percent
Apex Acquisitions, Inc. (1) P.O. Box 8658 Breckenridge, CO 80424	37,269,944	34.86%
John A. Jenkins (2)	39,283,524	36.74%
Michael Prachar	0	0
David R. Hess (3)	1,000,000.94%
Lawrence J. Vierra (4)	1,825,000	1.71%
All Executive Officers and Directors as a group (3 persons) (5)	79,378,468	74.25%

(1) Includes (i) 17,966,420 shares held directly, and (ii) 19,303,524 shares of common stock which may be acquired through the conversion of convertible notes (shares from conversion calculated using the closing bid share price at February 3, 2010 of $0.02), all of which are exercisable or convertible within 60 days of February 3, 2010.  Apex is 70% owned by Mr. Canfield and 30% owned by Mr. Prachar, for all shares of common stock.
(2) Includes (i) 19,200,000 shares held directly, (ii) 100,000 shares of common stock which may be acquired through the exercise of options, (iii) 580,000 shares of common stock which may be acquired through the exercise of warrants, (iv) 100,000 shares of common stock held by dependent child, and (v) 19,303,524  shares of common stock which may be acquired through the conversion of a convertible note (shares from conversion calculated using the closing bid share price at February 2, 2010, 2010 of $0.02); all of which are exercisable or convertible within 60 days of February 3, 2010.
(3) Includes 1,000,000 shares of common stock.
(4) Includes (i) 1,795,000 shares held directly, (ii) 30,000 shares of common stock which may be acquired through the exercise of warrants, which are exercisable within 60 days of February 3, 2010.
(5) Calculations based on 107,242,626 shares outstanding, assuming exercise and conversion of all options, warrants and other convertible securities exerciseable or convertible within 60 days of February 3, 2010 and beneficially owned by officers and directors as a group.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors as well as the proposed executive officers and directors:

Name	Age	Positions
John Jenkins	48	Chief Executive Officer, Chief Financial Officer and Director
Michael Prachar	41	Chief Operating Officer
David Hess	48	Director
Lawrence Vierra	64	Director
Charles Zwebner	51	Proposed President, Chief Executive Officer and Director
David Stier	55	Proposed Chief Financial Officer and Director
Valerie Ferraro	60	Proposed Vice President and Director

The following is a brief account of the education and business experience of the current officers and directors, as well as the proposed executive officers and directors, during at least the past five years, indicating the person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

John Jenkins has served as our Chairman of the Board since October 2001, our Chief Executive Officer from October 2001 until October 2008, served as our President from December 1999 until July 2005, and has served as a director since December 1999.  Mr. Jenkins has also served as the President of DTI Com, Inc., one of our subsidiaries, since November 1999.  In May 1997, Mr. Jenkins founded Dial Thru International Corporation (subsequently dissolved in November 2000), and served as its President and Chief Executive Officer until joining us in November 1999.  Prior to 1997, Mr. Jenkins served as the President and Chief Financial Officer for Golden Line Technology, a French telecommunications company.  Prior to entering the telecommunications industry, Mr. Jenkins owned and operated several software, technology and real estate companies. Mr. Jenkins holds degrees in physics and business/economics from UCLA.

Michael Prachar has served as Chief Operating Officer since May 2006.  Mr. Prachar served as Vice President and Chief Operating Officer of Telenational Communications, Inc. from April 1998 until its acquisition by Rapid Link in May 2006.  Mr. Prachar has been involved in the telecommunications industry since 1992 and has practical experience in most related aspects, including equipment service, sales, marketing, management, and information technology.

David Hess was elected to our Board of Directors in May 2002 and served as our President from July 2005 until October 2006.  Mr. Hess was instrumental in orchestrating the Integrated and Telenational acquisitions.  Prior to joining us, Mr. Hess was the Managing Partner of RKP Steering Group, a company he co-founded in August 2003.  From November 2001 until December 2002, Mr. Hess served as the Chief Executive Officer and President, North America of Telia International Carrier, Inc. Prior to joining Telia, Mr. Hess was part of a turnaround team hired by the board of directors of Rapid Link, Incorporated.  He served as the Chief Executive Officer and as a director of Rapid Link, Incorporated from August 2000 until September 2001. Mr. Hess received a BA in Communications with a Minor in Marketing from Bowling Green State University.

Lawrence Vierra has served as one of our directors since January 2000, and from that time through October 2004, served as our Executive Vice President. Currently, Mr. Vierra is a professor at the University of Las Vegas. From 1995 through 1999, Mr. Vierra served as the Executive Vice President of RSL Com USA, Inc., an international telecommunications company, where he was primarily responsible for international sales. Mr. Vierra has also served on the board of directors and executive committees of various telecommunications companies and he has extensive knowledge and experience in the international sales and marketing of telecommunications products and services. Mr. Vierra holds degrees in marketing and business administration.

Charles Zwebner is the founder of Blackbird Corporation, the parent corporation of Mr. Prepaid.  Prior to this he was the President, Chief Executive Officer, and Chairman of the Board of Directors of Yak Communications Inc., a public company traded on Nasdaq, which was founded in December 1998 and sold in November 2006.  Prior to that he served as the President of CardCaller Canada Inc. (1992-1998) and was a member of its Board of Directors. Mr. Zwebner founded CardCaller Canada in 1992, which developed the first Canadian fixed amount prepaid, multilingual telephone calling card. In June 1997, the shareholders, including Mr. Zwebner, of CardCall International Holdings, Inc. (“CIH”), the parent of CardCaller Canada, sold all of their shares in CIH to a U.S. public corporation. Mr. Zwebner holds a BA in Business Management and Computer Science, from York University and has completed several additional professional technical and management courses.

David Stier joined Blackbird Corporation effective January 1, 2008 following a 29 year career in public accounting.  Mr. Stier is a Canadian Chartered Accountant and a U.S. Certified Public Accountant.  Most recently he was a Partner in the public accounting firm Horwath Orenstein LLP.  Mr. Stier has had extensive experience working with both private and public entrepreneurial businesses helping them grow providing assurance services, accounting, finance and taxation services.  Specifically, Mr. Stier was the engagement Partner at Horwath for Yak Communications Inc. and CardCaller Canada Inc.

Valerie Ferraro joined Blackbird Corporation in January 2007, having been at Yak Communications since 2004, following a 30-year career with Bell Canada. She has extensive experience leading multi-discipline organizations in the small/medium and Enterprise-level business markets, and has directed Sales, Engineering and Project Management organizations in Voice, Data and Internet based technologies. A multi-year member of Bell Canada’s “President’s Club”, she pioneered the development of the company’s Wholesale division – the Carrier Services Group (CSG). As the Sr. Director, CSG, Ms. Ferraro held primary responsibility for the organizational design, marketing and sales strategy, regulatory compliance, customer and employee satisfaction, revenue growth and financial controls of the organization.  Ms. Ferraro holds a BA(Hon) and has completed numerous professional management and financial courses at the various Canadian universities.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

FAMILY RELATIONSHIPS

There are no family relationships between or among any of the current executive officers, directors, and the Proposed Directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our current executive officers, directors and Proposed Directors has, during the past five years:

(a)
Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)
Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)
Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Company

Other than the transactions contemplated under the Share Exchange Agreement, as amended, as more fully described in our Current Reports on Form 8-K filed with the SEC on October 19, 2009 and January 27, 2010, and the related party transactions that are described below, during our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last three fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest:

In October 2001, we issued 10% convertible notes (the "Notes") to two of our executive officers and one director (the "Related Parties"), each of whom was also a director, who provided financing to our Company in the aggregate principal amount of $1,945,958.  The Notes were issued as follows: (i) a note in the principal amount of $1,745,958 to John Jenkins, our Chairman and former Chief Executive Officer; (ii) a note in the principal amount of $100,000 to our former Executive Vice President and Chief Financial Officer; and (iii) a note in the principal amount of $100,000 to Lawrence Vierra, a director.  With an original maturity date of October 24, 2003, these Notes were amended to mature on February 24, 2004.  Each Note was originally convertible at six-month intervals only, but was subsequently amended in November 2002 to provide for conversion into shares of our common stock at the option of the holder at any time.  The conversion price is equal to the closing bid price of our common stock on the last trading day immediately preceding the conversion.  We also issued to the holders of the Notes warrants to acquire an aggregate of 1,945,958 shares of common stock at an exercise price of $0.75 per share, which warrants expired on October 24, 2007.

In January and July 2002, the Notes issued to Mr. Jenkins were amended to include additional advances in the aggregate principal amount of $402,443.  We also issued to Mr. Jenkins two warrants to acquire an additional 102,443 and 300,000 shares of common stock, respectively, at an exercise price of $0.75, which warrants expired on January 28, 2007 and July 8, 2007, respectively.

On July 21, 2005, our Company and the Related Parties agreed to extend the maturity date of the Notes to February 29, 2008.  In connection with the extension, we issued to the Related Parties warrants to acquire 640,000 shares of common stock at an exercise price of $0.16.  The warrants expire in July 2010.  In September 2005 and 2004, respectively, the holders of the Notes converted a total aggregate of $467,500 and $877,500, respectively, of the outstanding principal into an aggregate of 3,740,000 and 6,750,000, respectively, of shares of common stock.  On September 14, 2006, Mr. Jenkins agreed to convert all unpaid interest on his Note in the amount of $901,688 to the principal balance of his Note.

On May 5, 2006, the Company acquired 100% of the outstanding stock of Telenational Communications, Inc. (“Telenational”) for $4,809,750, including acquisition costs of $50,000.  The purchase consideration included a contingent cash payment in the amount of $500,000 and 19,175,000 shares of the Company’s common stock valued at $3,259,750.  On October 31, 2007, the contingent purchase price consideration was converted to a convertible demand note payable to Apex Acquisitions, Inc. ("Apex”) Apex in the amount of $500,000.  The Company’s former Chief Executive Officer, President and Chief Financial Officer, Christopher Canfield is the majority stockholder of Apex.  Michael Prachar, our former Chief Operating Officer, is a minority stockholder of Apex.

On October 31, 2007, the Company entered into an agreement, which modified its debt structure with Apex.  The agreement calls for the outstanding note due in November of 2007 payable to Apex to be extended to November 1, 2009.  The note was also modified to allow for the balance to be convertible to common stock at market pricing.  The outstanding balance of the Apex Notes, including $120,000 of accrued interest that was rolled into the note, was $1,120,000 at October 31, 2008.

On October 31, 2007, $50,000 of debentures including $65,889 of accrued interest was transferred by the debenture holders to John Jenkins, the Company’s Chairman and Chief Executive Officer.  These amounts, along with a $300,000 related party demand note including accrued interest of $84,111, were rolled into a $500,000 convertible demand note payable to Mr. Jenkins.

On October 31, 2007, the Company entered into an agreement, which materially modified its debt structure with the Company’s Chairman and Chief Executive Officer, John Jenkins.  The agreement calls for the outstanding note due in February of 2008 payable to John Jenkins to be extended to November 1, 2009.  The note was also modified to allow for the balance to be convertible to common stock at market pricing.  The outstanding balance of these notes payable to Mr. Jenkins, including $241,000 of accrued interest that was rolled into the note, was $1,120,000 at October 31, 2008.

On March 31, 2008, Apex entered into a subordination agreement with LV, which acted as agent for itself and for the lenders.  The agreement called for the Apex demand note to become subordinate to the Valens II Term A note.  In addition, Apex agreed to amend the note by stipulating a maturity date of June 30, 2011.  The outstanding balance of the Apex Note was $500,000 at October 31, 2008.

On March 31, 2008, Apex entered into a subordination agreement with LV, which acted as agent for itself and for the lenders.  The agreement called for the Apex demand note to become subordinate to the Valens II Term A note.  In addition, Apex agreed to amend the note by stipulating a maturity date of June 30, 2011.  The outstanding balance of the Apex Notes was $1,120,000 at October 31, 2008.

On March 31, 2008, Mr. Jenkins entered into a subordination agreement with LV, which acted as agent for itself and for the lenders.  The agreement called for Mr. Jenkins’ demand note to become subordinate to the Valens II Term A note.  In addition, Mr. Jenkins agreed to amend the note by stipulating a maturity date of June 30, 2011.  The outstanding balance of Mr. Jenkins debenture was $500,000 at October 31, 2008.

On March 31, 2008, Mr. Jenkins entered into a subordination agreement with LV, which acted as agent for itself and for the Lenders.  The agreement called for Mr. Jenkins’ note to become subordinate to the Valens II Term A note.  In addition, Mr. Jenkins agreed to amend the note by stipulating a maturity date of June 30, 2011.  The outstanding balance of Mr. Jenkins’ Notes was $1,120,000 at October 31, 2008.

As of the date of this Information Statement, we do not have any policies in place with respect to whether we will enter into agreements with related parties in the future.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, other than reported in our annual report on Form 10-K filed on February 1, 2010, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Director Independence

Our Common Stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements.  Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if, at any time during the past three years, he or she was employed by the Company or any parent or subsidiary of the Company.  Prior to the Share Exchange, Messrs. Vierra and Hess serve as independent directors.

Board and Committee Meetings

Our Board of Directors held six meetings during the fiscal year ended October 31, 2009.  The Board of Directors has two standing committees: an Audit Committee and a Compensation Committee.  There is no standing nominating committee.  Each of the directors attended the meetings of the Board of Directors and all meetings of any committee on which such director served.

Audit Committee

The Audit Committee is comprised of two non-employee directors, Lawrence J. Vierra and David Hess.  The Audit Committee makes recommendations to our Board of Directors or management concerning the engagement of our independent public accountants and matters relating to our financial statements, our accounting principles and our system of internal accounting controls.  Mr. Vierra currently serves as the audit committee financial expert.  The Audit Committee also reports its recommendations to the Board of Directors as to approval of financial statements.  The Audit Committee held 4 meetings during the fiscal year ended October 31, 2009.  Each of the members attended each meeting.

Upon their appointments, none of the Proposed Directors will be an independent director.

Currently, we do not pay any compensation to members of our board of directors for their service on the board.  However, we intend to review and consider future proposals regarding board compensation.

Communications with Members of the Board of Directors

The Board of Directors has not established a formal process for stockholders to send communications to its members since historically the volume of direct stockholder communications has not warranted such process.  Any stockholder may send a communication to any member of the Board of Directors, in care of our address. If a communication is sent to our address, we will forward any such communication to the Board member. If the stockholder would like the communication to be confidential, it should be so marked.

Audit Committee Report

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors.  The Audit Committee operates under a written charter approved by the Board.  The charter provides, among other things, that the Audit Committee has full authority to engage the independent auditor.  The Audit Committee has, with regards to the following oversight responsibilities with respect to the audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009:

•	reviewed and discussed the audited financial statements with management;

•
discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

•
received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and discussed with the independent accountant the independent accountant’s independence; and

•
based on the review and discussions referred to above, recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009.

Respectfully submitted,
The Audit Committee of the Board of Directors
Lawrence Vierra, Chairman of the Audit Committee /s/ Lawrence Vierra

Compensation Committee

The compensation committee presently consists of two members, Messrs. Vierra and Hess.  Mr. Vierra serves as the Chairman.  The Compensation Committee is responsible for overseeing and, as appropriate, making recommendations to the Board regarding the annual salaries and other compensation of the Company’s executive officers and general employees and other policies, and for providing assistance and recommendations with respect to the compensation policies and practices of the Company. The Compensation Committee met and/or took action by unanimous written consent four times during the fiscal year ended October 31, 2009.

The Compensation Committee:


on an annual basis, without the participation of the Chief Executive Officer, (i) reviews and approves the corporate goals and objectives with respect to compensation for the Chief Executive Officer, (ii) evaluates the Chief Executive Officer's performance in light of the established goals and objectives, and (iii) sets the Chief Executive Officer's annual compensation, including salary, bonus, incentive, and equity compensation.


on an annual basis, reviews and approves (i) the evaluation process and compensation structure for the Company’s other senior executives, (ii) the Chief Executive Officer’s evaluation of the performance and his recommendations concerning the annual compensation, including salary, bonus, incentive, and equity compensation, of other company executive officers, (iii) the recruitment, retention, and severance programs for the Company’s senior executives, and (iv) the compensation structure for the Board of Directors.


as appropriate, makes recommendations to the Board with respect to executive incentive-compensation plans and equity-based plans and administer any incentive plans and bonus plans that include senior officers. Stock option grants are made by the Options Committee, for non-senior officers, but are ratified by the Compensation Committee in its compensation review.

The Compensation Committee has the authority to obtain advice and seek assistance from internal and external legal, accounting, and other advisors such as consultants and shall determine the extent of funding necessary for the payment of compensation to such persons.

Executive Compensation

The following summary compensation table indicates the cash and non-cash compensation earned during our last completed fiscal year by our chief executive officer, chief financial officer and each of our other two highest paid executives, if any, whose total compensation exceeded $120,000 during such fiscal year.

Summary Compensation Table

Name and principal position (a)	Year (b)	Salary(1) ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compen- sation Earnings ($) (h)	All other compen- sation ($) (i)	Total ($) (j)
John A. Jenkins Chairman (1)	2009 2008	150,000 150,000	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	150,000 150,000
Michael P. Prachar Chief Operating Officer	2009 2008	150,000 150,000	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	150,000 150,000

(1)	Mr. Jenkins was the Company’s Chairman of the Board in fiscal 2009. In November 2009, Mr. Jenkins was named Chief Executive Officer and Chief Financial Officer.
(2)	Mr. Prachar was the Company’s Chief Operating Officer of the company for fiscal 2009.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information regarding stock options at October 31, 2009 by the named executive officers.

OUTSTANDING EQUITY AWARDS TABLE (1)

Option Awards
Equity Incentive Plan Awards:
Name and Principal Position	Number of Securities Underlying Unexercised Options		Number of securities underlying unexercised unearned options	Exercise Price	Expiration Date
	Exercisable	Unexercisable
John A. Jenkins Chairman	100,000	-	-	-	-
Michael P. Prachar Chief Operating Officer	-	-	-	-	-
 (1) No named executive has any stock awards outstanding at October 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

RAPID LINK, INCORPORATED

/s/ John Jenkins
John Jenkins
Chief Executive Officer and Chief Financial Officer

Dated: February 3, 2010